CECT Secures Sales Contract for Its Latest Model Mobile Phone

Huizhou, China — Nov 25, 2003 — Qiao Xing Universal Telephone, Inc. (NASDAQ: XING) today announced that its subsidiary, CEC Telecom (“CECT”), has signed sales contracts with its major distributors to sell 200,000 sets of the T520 model mobile phones. The T520, nick named the “Beetle”, is the newest model in its product line that CECT launched to the market recently, and the company expects this new product to generate much higher gross profit margin when compared to the other models produced.

Equipped with double color monitor, 40 chord polyphonic ring tones and state-of-art technology, the T520 is specifically designed to target the ‘Office Lady’ consumer group. Its exterior, in the form of a water droplet, or a ‘beetle’ to the more imaginative ones, is unmatched in the market. The ‘mirror’ function would turn the monitor into a mirror, which can help its user maintain her most presentable appearance. The delicate exterior design, unique embedded characteristics are there to reflect the awareness, self-confidence and charisma of the office ladies of modern times.

Mr. WU Zhiyang, Chairman of CECT, said, “In China, the population for the office ladies is a huge 35 million and it offers tremendous potential. Our T520, matching their desire for taste and charisma, is definitely catching the eyes of its intended target customer group.”

“At CECT, we are continuously enhancing our research and development capabilities and at the same time paying attention to the ever changing demands of the different segments of the market. We have developed and launched products with unique characteristics and functions to cater for different consumer groups. We have launched mobile phones for gentlemen, ladies, businessmen, students, etc., all of which have successfully penetrated the market place. We believe they would bring about substantial sales revenue to CECT.” Mr. WU added.

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

Rick Xiao of Qiao Xing Universal Telephone, Inc. Email: rickxiao@qiaoxing.com Tel: 86 – 752 – 2820268